December 30, 2010

John Reynolds

Assistant Director

Shehzad Niazi

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE:

VB Clothing, Inc.

Registration Statement on Form S-1

Filed November 23, 2010

File No. 333-170779

Dear Mr. Reynolds:

The following is the registrants response to your comment letter of December 17, 2010.

Registration Statement on Form S-1

General

1.

We note various references to a “minimum” and “maximum” number of shares despite your apparent intention to conduct an “all or none” offering. In this regard we note the heading and first sentence of the cover page of your prospectus, the heading of the last risk factor on page 10, the text of the penultimate risk factor on page 11, the tabular disclosure on page 13, footnote three on page 27 and the first paragraph of page II-1 among other places. Please revise as appropriate throughout your registration statement to clarify that this offering is being conducted on an “all or none” basis if true.

Minimum and Maximum references deleted.

2.

Please provide the telephone number of your principal executive offices either here or in the summary section of the prospectus. See Item 503(b) of Regulation S-K.

Phone number 702-530-8665 has been added.

Summary of Prospectus, page 6

3.

Please reconcile your description of net proceeds on page seven with your tabular disclosure of net proceeds on page 12.

Reconciled for consistency.

Risk Factors, page 8

Risks Associated with This Offering, page 10

4.

We note the discussion of your lack of intellectual property protection under Patents and Trademarks on page 20. Consider adding a risk factor relating to the effect your lack of intellectual property protection may have on your business. For example, competitors may challenge your right to use anticipated trademarks or to produce your products.

Risk factor added.

5.

Please revise your risk factors as appropriate to specifically discuss the doubts expressed by your independent auditors about your ability to continue as a going concern.

Going Concern risk factor added.

6.

Please add a risk factor discussing, if true, Mr. Pasquale’s lack of experience in the fashion industry.

Risk factor discussing Mr. Pasquale’s lack of experience in fashion added.

7.

Consider adding a risk factor concerning your apparent lack of a manufacturing source, warehousing, facility and distribution network.

Risk factor added.

Use of Proceeds, page 12

8.

Please provide additional disclosure on the specific expenditures contemplated by the categories “Product Development” and “Wages/Contractors.” We note your reference in both cases to “includes, but is not limited to.” In this regard, also clarify what wages and “contract labor” will be paid or engaged using the proceeds of this offering.

Categories revised. No wages will be paid or engaged using the proceeds of this offering.

9.

We note your disclosure under Marketing on page 18 regarding the allocation of funds to different marketing strategies and your anticipated use of revenues generated from certain strategies to fund other strategies. Please provide additional details for the Sales and Marketing line item on page 12 taking into account the marketing strategy outlined on page 18.

Details from page 18 added on page 12.

10.

We note your reference in the third footnote in this section to “[a]ny line item amounts not expended completely shall be held in reserve as working capital and subject to reallocation.” We also note similar disclosure in the fourth paragraph on page 23. Please specifically describe the contingencies that could cause a line item amount not to be expended completely and the alternatives to such use. See Instruction 7 to Item 504 of Regulation S-K.

Reallocation language removed.

11.

We note your statement in the last two sentences of page 23 regarding possible future expenses being funded by proceeds from the offering that are currently allocated to Working Capital. Please revise your disclosure in footnote three on page 12 to include a discussion of this possibility.

Reallocation language removed.

Terms of the Offering. Page 14

12.

We note your statement in the fifth sentence of this section that “[t]here is no minimum number of shares required to be purchased.” It is unclear whether you are referring to the offering as a whole or to individual subscriptions by investors. Please revise to clarify and to take into account the “all or none” nature of your offering.

Clarified that this refers to individual subscriptions by investors.

Procedures and Requirements for Subscription, page 15

13.

We note your reference to “this 30-day period” in the penultimate sentence of this section. Please clarify the 30-day period to which you are referring.

Revised to clarify that this 30 day period is the maximum the company has to accept or reject a subscription.

Common Stock, page 15

14.

Please tell us the basis for the statement that all outstanding shares of common stock are fully paid for and non-assessable, such as a legality opinion or revise.

Deleted from this section as this is covered by the legal opinion.

Non-Cumulative Voting, page 15

15.

We note the second sentence of this section that starts with “[c]umulative voting rights are ….” But then proceeds to describe the non-cumulative voting rights applicable to your shareholders. Please revise to clarify.

Revised to: Holders of VB Clothing Inc. common stock do not have cumulative voting rights. In companies with cumulative voting rights holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any directors.

Interest of Named Experts and Counsel, page 16

16.

Please revise the name Huang, Kan & Company, LLP to be consistent with the name of the public accounting firm reflected in the audit report on page F-3, Sam Kan & Company.

Name revised to Sam Kan & Company.

Description of Our Business, page 16

General

17.

Please revise this section to remove the promotional disclosure and tone. For example, without sales of your one product, we do not understand how the product “stands alone in the current marketplace.” As another example, we note the first paragraph under “Delineation of the Market Area…”

Promotional material removed.

18.

Please provide disclosure regarding the sourcing or anticipated sourcing of your products including sample products. In this regard, disclose whether you have any relationships with potential suppliers, the names of such suppliers and where such suppliers or anticipated suppliers are located. See Item 101(h)(4)(v) of Regulation S-K.

Revised to disclose no current relationships with potential suppliers. Initially products can be outsourced so small facilities.

Business Overview, page 17

19.

Please identify the contractors referred to in the third paragraph of this section that have expressed interest in working with you, including the contractor that “brings over 18 years of industry experience.” Please describe the experience of these contractors and explain their commitment to provide you assistance. If these contractors are not obligated to provide services to you, please prominently disclose that fact.

As no contractors are obligated to provide services to us this reference has been substantially deleted.

Product Development, page 17

20.

Please provide the basis for your statement in the first paragraph of this section that “[u]tilization of these two time-tested popular mediums gives VB Clothing versatility in marketing no other company is currently experiencing.”

Revised to state “few other companies are experiencing”

21.

Please provide more detailed disclosure regarding the “marketing expectations” described in the fourth sentence of the second paragraph of this section.

Revised to: It has the potential to drive sales and create a marketing buzz.

22.

It is unclear what is contemplated by “unisex designs” as referred to in the last paragraph of this section. Please revise to clarify.

Clarified that Unisex designs are designs that can be worn by either men or women.

23.

It is unclear what you mean when referring to “certain milestones” and “existing levels” in the second sentence of the last paragraph of this section. Please revise to clarify the milestones that must be achieved for you to introduce your “unisex designs” and for your transition to “men’s fashions.” Furthermore, clarify “existing levels.”

Changed to: As profitability is achieved with existing products, new areas of design and production will be added. These new areas translate into the introduction of unisex designs and the transition into men’s fashions.

24.

We note your reference to “finalizing [y]our initial line of designer jeans” in the second paragraph on page F-8 and your discussion of the designer jeans market under Industry and Trend Analysis starting on page 17. Please provide additional details on your development or planned development of your initial line of designer jeans under Product Development.

Revised to reflect continuing to develop the initial line of designer jeans which would include the location of warehousing distribution and manufacturing along with marketing activities as described.

Industry Analysis and Competition, page 17

Industry and Trend Analysis, page 17

25.

 We note your reference to the denim industry’s “low margins and soaring profits” in the first sentence of this section. Please clarify how an industry can have both low margins and soaring profits.

Typo corrected to read : high margins and soaring profits

26.

 In this regard, please provide the basis for your statement that the denim industry has “soaring profits.” We acknowledge your description of reported industry growth from 2004 to 2006, but note that this information does not describe market trends over the past four years.

The following from www.denimfashion.info has been added: The first quarter of financial year 2009-10 had left some of the leading denim companies nursing wounds caused by the global meltdown wherein the likes of Chennai-based KG denim had even posted a net loss of Rs 2.05 crore. But a year ahead, cash registers have begun ringing again for these denim companies due to rising net profits for the quarter ended June 30, 2010 of the fiscal 2010-11.

While KG Denim has earned a net profit of Rs 28 lakhs, Arvind Limited, probably the largest denim maker in the world, has registered 108 per cent growth in standalone net profit for the quarter ended June 30 2010. The company earned net profit of Rs 19 crore as against Rs 9 crore in the corresponding quarter of previous year. Arvind’s consolidated net profit grew by 566 per cent from Rs 20 crore as against loss of Rs 3 crore in the corresponding quarter of the previous year.

27.

Please provide the basis for your statement that the various companies discussed in the second paragraph of page 18 have “enjoyed recent dramatic success attributed to denim popularity.”

This line has been deleted.

28.

We note that your discussion in this section does not address all of the target markets you identify under Delineation of the Market Area and Identification of Target Markets on page 18. Please revise your discussion under Industry and Trend Analysis to discuss your target markets and any material trends that may affect your business.

Target Market info from page 18 added.

Delineation of the Market Area and Identification of Target markets, page 18

29.

Please identify and date the “population studies” you used to provide the demographic information in the first paragraph of this section.

Population Studies removed.

30.

Please define the terms “pre-budget age” and “wave buyers” as used in the third paragraph of this section.

Definitions of Pre-budge age (before the age where monentary budgets are a concern in purchases) and Wave Buyers (tend to follow trends and buy clothing in wave to be “in”).

31.

It is unclear what you mean when you state “[t]he vast number of college girls within the main demographic” in the fourth paragraph of this section and “the loyal demands of the fitness market can be met” in the fifth paragraph of this section. Please revise to clarify.

Revised to state: The vast number of college girls fall within VB’s main market demographic.

32.

Please provide the basis for your statement that there is no “apparent slowing in sight” for growth in the fitness industry.

Deleted.

33.

Please provide additional disclosure on your relationship if any with Harley Davidson and the timing of your anticipated “preliminary offering”.

Revised to read: will be preliminarily offered. Disclosed that there is no current relationship with Harley Davidson.

Marketing, page 18

Online Marketing, page 18

34.

We note your use of a market study from 2006 and your reference to anticipated growth in the industry between 2006 and 2007. In order to provide more balance to your discussion of industry trends, please revise to update your disclosure here.

The following has replaced the previous disclosure:

Web sales will grow 11% to $156.1 billion in 2009, according to the State of Retailing Online 2009: Marketing Report. Four out of five retailers say the web is better suited than offline retail to endure the recession.

Commissioned Sales Force, page 19

35.

Please clarify the term. “major fashion marts” as used in the third sentence of this section.

Revised to read: fashion marts located in major cities.

Print Media, page 19

36.

We note from your discussion of your milestones here and elsewhere in your filing that you do not appear to be planning to use print advertising over the next twelve months and possibly not for the next two years. Please clarify when you anticipate using print media assuming the success of this offering. In this regard, provide more detailed disclosure in connection with your statement in the last sentence of this section that “VB Clothing has done the necessary due diligence on this marketing medium and plans to incorporate this in our next phase of operations.”

Revised to clarify that Print Media will not be able to be utilized from the proceeds of this offering but will only be utilized after the achievement of profitability. VB Clothing plans to incorporate this in our next phase of operations.

12 Month Growth Strategy and Milestones, page 19

37.

Please define the term “vertical apparel markets” as used in the fourth bullet point under 7-9 Months on page 20. In this regard, we also note your references to “vertical market e-commerce retailers” in the third-to-last paragraph on page six and “vertical market venues” in the second paragraph on page 24.

A vertical market (often referred to simply as a "vertical") is a group of similar businesses and customers that engage in trade based on specific and specialized needs. Often, participants in a vertical market are very limited to a subset of a larger industry (a niche market).

38.

We note that your discussion of milestones here and starting in the penultimate paragraph of page 23 does not consider manufacturing, warehousing or distribution of your product, despite your stated estimation that “sales [will] begin in the third quarter following closing of the offering”. Please revise as appropriate to discuss these aspects of your business.

Revised to state that manufacturing, warehousing and distribution will all be initially outsourced in order to cut costs by not having facilities in excess of our needs.

Research and Development Activities, page 20

39.

Please clarify the first sentence of this section. It is unclear whether you have compensated people for the “time spent researching” and what aspects of product development, if any, are included in your research of your “proposed business”.

No one has been compensated for research to this point. Product development as it relates to research is merely design ideas.

Notes to Financial Statements, page F-8

Note A-Summary of Significant Accounting Policies, page F-8

Organization Nature of Business and Trade Name, page F-8

40.

Please revise your fiscal year end from September 31 to September 30 throughout your filing.

Fiscal year revised.

Management’s Discussion and Analysis or Plan of Operation, page 23

41.

Please revise the balance sheet data on page 23 and the cash and cash equivalent amount of $5,175 on page 24 to reconcile with corresponding amounts presented in the balance sheet as of October 22, 2010.

Revised for consistency.

Plan Of Operation, page 23

Proposed Milestones to Implement Business Operations, page 23

42.

Since inception, please identify and quantify principal sources and uses of liquidity.

Principal source of liquidity since inception is private placement funds from the founder.

43.

We note references to two $2,000 allocations of proceeds under 0-3 Months and your allocation of an additional $2,000 to Wages/Contractor under 4-6 Months. Please clarify how much of these allocations will be used to pay management for services rendered.

None of these will be used to pay management for services rendered.

44.

Please also revise to clarify what website development activities will be conducted using the $1,750 described under 4-6 months.

Design and upload of site along with initial viral marketing.

45.

In connection with the previous two comments, generally provide more detailed disclosure on how you estimated various costs you have budgeted for in your description of the proposed milestones on pages 23-24.

Costs were estimated though comparison with basic website and marketing costs for a small company.

Directors, Executive Officers, Promoters and Control Persons, page 25

Anthony Pasquale, President and Chief Executive Officer, page 26

46.

Please revise to provide the names of the “several small businesses” and “several privately held companies” that Mr. Pasquale has been involved with during the past five years. Please describe the business activities of these companies and the status of their present operations. Please disclose Mr. Pasquale’s position with each company and the month and year this position started and ended. Please disclose any position currently held by Mr. Pasquale. See Item 401(c) of Regulation S-K.

Mr. Pasquale was employed by 24hr fitness a privately held company from December 2002 — September 2005 (2 years 10 months) Mr. Pasquale began his career in the sales department. After six short months in sales Mr. Pasquale was promoted to GM where he was responsible for the overall coordination, the functional management and leadership of all of the sales activities of the business.

Responsible for coordinating the specific objectives of the Sales Plan with all of the functional departments of the company and, most specifically with Operations and Finance, also be knowledgeable of market and industry trends, competitors, and leading customer strategies. This is there where he gained his knowledge in managing gyms and also overseeing the retail sales of gym wear. Mr. Paquale resigned from 24 hr fitness to pursue a career with anytime fitness which is a large privately held national franchise fitness company with over 1,000 gyms throughout the United States. Mr. Pasquale started with anytime fitness as District Manager from November 2006 — May 2009 (2 years 7 months) his was responsible for the overall coordination, the functional management and leadership of all of the sales activities of the business.

Responsible for coordinating the specific objectives of the Sales Plan with all of the functional departments of the company and, most specifically with Operations and Finance.

To be knowledgeable of market and industry trends, competitors, and leading customer strategies.

After over two years of service with anytime fitness Mr. Pasquale resigned to become co-owner and GM of Lifestyle fitness from June 2009 — Present (1 year 7 months). his responsibilities are to oversee all aspects of operations

Responsible for providing an annual Sales Plan and providing quarterly updates, revisions and modifications to the Plan.

Responsible for the overall coordination, the functional management and leadership of all of the sales activities of the business.

Responsible for coordinating the specific objectives of the Sales Plan with all of the functional departments of the company and, most specifically with Operations and Finance.

To be knowledgeable of market and industry trends, competitors, and leading customer strategies

47.

Please provide the date when Mr. Pasquale became the General Manager of Operations for Lifestyle Fitness and the type of degree he received from the University of Nevada.

He is still pursuing his open degree. He became the general manager in June 2009.

Executive Compensation, page 26

48.

Please revise your Summary Compensation Table to follow the format required by Item 402(n) or Item 402(c) of Regulation S-K.

Format revised.

49.

 We note that you have listed $10,000,000 worth of restricted stock awards in the Summary Compensation Table. Please revise to provide the aggregate grant date, fair value of the restricted stock received by Mr. Pasquale as computed in accordance with FASB ASC Topic 718.

Revised to correctly state $10,000.

50.

Please revise the introduction to your Summary Compensation Table, or the table itself, to indicate what period the table covers and to specify that your first fiscal year has yet to be completed.

Period is inception to the date of filing and note that first fiscal year has yet to be completed has been added.

51.

In this regard, we also note that elsewhere in your registration statement you disclose that Mr. Pasquale received only 5,000,000 shares for services provided and an additional 5,000,000 shares as consideration for a $5,000 capital investment. See, for example, the second and third paragraphs of Note D on page F-13. Please reconcile these disclosures as appropriate.

Revised for consistency pursuant to Comment 49.

Certain Relationships and Related Transactions, page 27

52.

Please reconcile your disclosure here with your disclosure in Notes D and E on page F-13. In this regard, provide the disclosure required by Item 404(a) of Regulation S-K for the various transactions described involving Mr. Pasquale.

Transactions added for consistency.

Other Expenses of Issuance and Distribution page II-1

53.

Please provide the amount to be paid to Triton Stock Transfer as your transfer agent in connection with the closing of this offering. To the extent such an amount is unknown at this time, please indicate in a footnote to the table that such information will be provided by amendment.

None in relation to the closing. Triton shall be paid $20 per issuance of certificate.

Recent Sales of Unregistered Securities, page II-1

54.

We note your statement that the “Issuer has not since inception raised any funds through sales of its common stock.” Please reconcile this statement with the sale of 5,000,000 shares to Mr. Pasquale described elsewhere in your registration statement.

Revised to disclose the 5,000,000 shares sold to Mr. Pasquale for $5,000 and that they were issued under Section 4(2).

Undertakings, page II-2

55.

Please provide the undertaking provided in Item 512(a)(6) of Regulation S-K.

The following undertaking has been added:

1.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.

Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.

Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.

Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Exhibit 5- Legality Opinion

56.

Please revise the legality opinion to clarify the third-to-last paragraph. For example, you have not defined “Shares” and it is unclear why you refer to “the share” in the singular.

Revised to define Shares and remove “the share” reference.

Exhibit 23.1

57.

Please have your independent registered public accounting firm revise their consent to also consent to your reference to them as experts in accounting and auditing. We refer you to the heading Interest of Named Experts and Counsel on page 16.

Revised Consent Attached.

Very truly yours,

/s/ Anthony Pasquale

Anthony Pasquale, President

VB Clothing, Inc.